ROCKY MOUNTAIN PLANTINGS, INC.

44140 CS 2710

Cyril, OK 73029

March 27, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Edwin Kim

Re:

Rocky Mountain Plantings, Inc.

Registration Statement on Form 10-12G

Filed January 6, 2011

File No. 000-54237

Dear Mr. Kim:

Rocky Mountain Plantings, Inc., (the “Company”), has received your comment letter dated March 1, 2011 (“comment letter”) pertaining to the above referenced registration statement on Form 10 (the “Registration Statement”).  Amendment No. 1 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  To assist the staff of the Commission in completing its review of the Registration Statement Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Item 1. Business. page 2

1.

We have reviewed your response to comment number one of our letter dated February 14. 2011. Please provide the requested information in this business section and move the risk factor which you have added in response to the comment to the forefront of the risk factor section.

RESPONSE:

We have added this information to the business section as requested and have moved this risk factor to the forefront of the risk factor section.

2.

We note your statement that “there is no trading symbol but the Company intends to apply for one along with quotation on the OTCBB.” We also note your statement that “our stock is thinly traded.” Please revise to clarify that you have no trading market.

RESPONSE:

We have revised our discussion to state that our stock is not currently traded.

Certain Relationships and Related Transactions. page 10

3.

We note your response to comment 10 and we reissue the comment. Revise to provide the disclosure required by Item 404(c) of regulation S-K.

RESPONSE:

We have identified the party who was indebted to the Company along with the total amount of indebtedness. We also state that the party repaid $5,000 and the balance of $35,000 was written off by the Company. We do not believe any further disclosure is required.

Financial Statements

4.

We note in your response to comment 11 of our February 2. 2011 letter that you believe your unaudited interim financial statements for the nine months ended September 30, 2010, as filed with the amendment. are in compliance with Rule 8-08 of Regulation S-X. Since your Form 10 was not effective before February 15, 2011, and you do not meet the three tests specified in Rule 8-08(b) of Regulation S-X, please update your financial statements in an amendment to your Form 10.

RESPONSE:

We have updated the Form 10 to include audited financial statements for the year ended December 31, 2010.

The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filings:

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Rocky Mountain Plantings, Inc.

/s/ Jeffery L. Bateman

Jeffery L. Bateman

President